COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE DATA

The following table sets forth selected historical and unaudited pro forma combined per share information for CVS Health and Aetna.

Historical Per Common Share Information of CVS Health and Aetna. The historical per common share information of each of CVS Health and Aetna below is derived from the audited consolidated financial statements of each of CVS Health and Aetna as of and for the year ended December 31, 2016, and the unaudited consolidated financial statements of each of CVS Health and Aetna as of and for the nine months ended September 30, 2017.

Unaudited Pro Forma Combined per CVS Health Common Share Data. The unaudited pro forma combined per CVS Health common share data set forth below give effect to the merger under the acquisition method of accounting, as if the merger had been effective on January 1, 2016, the first day of CVS Health's fiscal year ended December 31, 2016, in the case of income from continuing operations per share. The unaudited pro forma combined book value per CVS Health common share data set forth below give effect to the merger under the acquisition method of accounting, as if the merger had been effective September 30, 2017, assuming that each outstanding Aetna common share, the vested Aetna RSUs and vested Aetna PSUs had been converted into shares of CVS Health common stock based on the exchange ratio.

The unaudited pro forma combined per CVS Health common share data is derived from the audited consolidated financial statements of each of CVS Health and Aetna as of and for the year ended December 31, 2016, and the unaudited condensed consolidated financial statements of each of CVS Health and Aetna as of and for the nine months ended September 30, 2017.

The acquisition method of accounting is based on Financial Accounting Standards Board, Accounting Standards Codification (which is referred to in this joint proxy statement/prospectus as ASC) 805, *Business Combinations*, and uses the fair value concepts defined in ASC 820, *Fair Value Measurements*, which CVS Health has adopted as required. Acquisition accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements recorded in acquisition accounting are dependent upon certain valuation studies of Aetna's assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of Aetna at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table.

The unaudited pro forma combined per CVS Health common share data does not purport to represent the actual results of operations that CVS Health would have achieved had the companies been combined during these periods or to project the future results of operations that CVS Health may achieve after completion of the merger.

Unaudited Pro Forma Combined per Aetna Equivalent Share Data. The unaudited pro forma combined per Aetna equivalent share data set forth below shows the effect of the merger from the perspective of an owner of Aetna common shares. The information was calculated by multiplying the unaudited pro forma combined per share of CVS Health common stock amounts by the exchange ratio.

Generally. You should read the below information in conjunction with the selected historical consolidated financial data included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of CVS Health and Aetna and related notes that have been filed with the SEC, certain of which are incorporated by reference into this joint proxy statement/prospectus. See "Selected Historical Consolidated Financial Data of CVS Health", "Selected Historical Consolidated Financial Data of Aetna" and "Where You Can Find More Information" beginning on pages 37, 39 and 254, respectively, of this joint proxy statement/prospectus. The unaudited pro forma combined per CVS Health common share data and the unaudited pro forma combined per Aetna equivalent share data is derived from, and should be read in conjunction with, the CVS Health and Aetna unaudited pro forma condensed combined financial statements and related notes included in this joint proxy statement/prospectus. See "CVS Health and Aetna Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 42 of this joint proxy statement/prospectus.

	As of/For the Nine Months Ended September 30, 2017	As of/For the Year Ended December 31, 2016
CVS Health Historical per Common Share Data:		
Income from continuing operations—basic	$ 3.26	$ 4.93
Income from continuing operations—diluted	3.25	4.91
Cash dividends declared	1.50	1.70
Book value (1)	34.42	34.71
Aetna Historical per Common Share Data:		
Net income—basic	4.95	6.46
Net income—diluted	4.92	6.41
Cash dividends declared	1.50	1.00
Book value (1)	47.79	50.84
Unaudited Pro Forma Combined per CVS Health Common Share Data:		
Income from continuing operations—basic	2.65	4.06
Income from continuing operations—diluted	2.63	4.02
Cash dividends declared (2)	N/A	N/A
Book value (1)	~~44.24~~ 43.55	N/A
Unaudited Pro Forma Combined per Aetna Equivalent Share Data:		
Income from continuing operations—basic (3)	2.22	3.40
Income from continuing operations—diluted (3)	2.20	3.37
Cash dividends declared (2)	N/A	N/A
Book value (3)	~~37.06~~ 36.49	N/A

(1) Amounts calculated by dividing the applicable total shareholders' equity by the applicable common shares outstanding. Pro forma combined book value per share as of December 31, 2016 is not applicable as the estimated pro forma adjustments were calculated as of September 30, 2017.
(2) Pro forma combined dividends per share data is not provided due to the fact that the dividend policy for the combined company will be determined by CVS Health's board of directors following completion of the merger.
(3) Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio.

**CVS HEALTH AND AETNA UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS**

The unaudited pro forma condensed combined statements of income for the year ended December 31, 2016, and for the nine months ended September 30, 2017, combine the historical consolidated statements of income of CVS Health and Aetna, giving effect to the merger as if it had occurred on January 1, 2016, the first day of the fiscal year ended December 31, 2016. The unaudited pro forma condensed combined balance sheet as of September 30, 2017, combines the historical consolidated balance sheets of CVS Health and Aetna, giving effect to the merger as if it had occurred on September 30, 2017. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the statements of income, expected to have a continuing impact on the combined company's results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the following historical consolidated financial statements and accompanying notes, which are incorporated by reference into this joint proxy statement/prospectus:

- separate audited historical consolidated financial statements of CVS Health as of, and for the year ended, December 31, 2016, and the related notes included in CVS Health's Annual Report on Form 10-K for the year ended December 31, 2016;

- separate audited historical consolidated financial statements of Aetna as of, and for the year ended, December 31, 2016, and the related notes included in Aetna's Annual Report on Form 10-K for the year ended December 31, 2016;

- separate unaudited historical consolidated financial statements of CVS Health as of, and for the nine months ended, September 30, 2017, and the related notes included in CVS Health's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017; and

- separate unaudited historical consolidated financial statements of Aetna as of, and for the nine months ended, September 30, 2017, and the related notes included in Aetna's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017.

The unaudited pro forma condensed combined financial information has been prepared by CVS Health using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles, which are referred to in this joint proxy statement/prospectus as GAAP. CVS Health has been treated as the acquirer in the merger for accounting purposes. The acquisition accounting is dependent upon certain valuation and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. The merger has not yet received the necessary approvals from governmental authorities. Under the HSR Act and other relevant laws and regulations, before completion of the merger, there are significant limitations regarding what CVS Health can learn about Aetna. The assets and liabilities of Aetna have been measured based on various preliminary estimates using assumptions that CVS Health believes are reasonable based on information that is currently available to it. Differences between these preliminary estimates and the final acquisition accounting will occur, and those differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company's future results of operations and financial position. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements prepared in accordance with the rules and regulations of the SEC.

CVS Health intends to commence the necessary valuation and other studies required to complete the acquisition accounting promptly upon completion of the merger and will finalize the acquisition accounting as soon as practicable within the required measurement period, but in no event later than one year following completion of the merger.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The unaudited pro forma condensed combined financial information does not purport to represent the actual results of operations that CVS Health and Aetna would have achieved had the companies been combined during the periods presented in the unaudited pro forma condensed combined financial statements and is not intended to project the future results of operations that the combined company may achieve after the merger. The unaudited pro forma condensed combined financial information does not reflect any potential divestitures that may occur prior to, or subsequent to, completion of the merger or cost savings that may be realized as a result of the merger and also does not reflect any restructuring or integration-related costs to achieve those potential cost savings.

Unaudited Pro Forma Condensed Combined Statement of Income for the Year Ended December 31, 2016

	CVS Health	Aetna	Pro Forma Adjustments (Note 6)	Pro Forma Combined
	(Millions, except per common share data)			
Revenues:				
Pharmacy, consumer products and other:				
Net revenues	$175,413	$ —	$(7,828) (j)	$167,585
Insurance:				
Premiums (i)	2,113	56,298	—	58,411
Fees and other revenue	—	5,947	—	5,947
Net investment income	—	910	(131) (k)	779
Total net revenues	177,526	63,155	(7,959)	232,722
Operating costs and expenses:				
Pharmacy, consumer products and other:				
Cost of revenues	146,921	—	(7,727) (j)	139,194
Insurance:				
Benefit costs (i)	1,748	46,228	—	47,976
	148,669	46,228	(7,727)	187,170
Selling, general and administrative expenses	18,491	12,332	1,518 (l)	32,341
Total operating costs and expenses	167,160	58,560	(6,209)	219,511
Operating income	10,366	4,595	(1,750)	13,211
Interest expense, net	1,058	604	1,801 (m)	3,463
Loss on early extinguishment of debt	643	—	—	643
Other expense (income)	28	—	(121) (n)	(93)
Income from continuing operations before income tax provision	8,637	3,991	(3,430)	9,198
Income tax provision	3,317	1,735	(1,338) (o)	3,714
Income from continuing operations	5,320	2,256	(2,092)	5,484
(Income) loss from continuing operations attributable to noncontrolling interest	(2)	15	—	13
Income from continuing operations attributable to CVS Health	$ 5,318	$ 2,271	$(2,092)	$ 5,497
Earnings per share from continuing operations attributable to CVS Health:				
Basic	$ 4.93	$ 6.46		$ 4.06 (q)
Diluted	$ 4.91	$ 6.41		$ 4.02 (q)
Weighted average shares:				
Basic	1,073	351	(77)	1,347 (p)
Diluted	1,079	354	(72)	1,361 (p)

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments shown above are explained in *Note 6. Income Statement Pro Forma Adjustments*, beginning on page 53 of this joint proxy statement/prospectus.

**Unaudited Pro Forma Condensed Combined
Statement of Income
for the Nine Months Ended September 30, 2017**

	CVS Health	Aetna	Pro Forma Adjustments (Note 6)	Pro Forma Combined
		(Millions, except per common share data)		
Revenues:				
Pharmacy, consumer products and other:				
Net revenues	$134,185	$ —	$(6,713) (j)	$127,472
Insurance:				
Premiums (i)	2,195	40,810	—	43,005
Fees and other revenue	—	4,142	—	4,142
Net investment income	—	730	(87) (k)	643
Total net revenues	136,380	45,682	(6,800)	175,262
Operating costs and expenses:				
Pharmacy, consumer products and other:				
Cost of revenues	113,807	—	(6,627) (j)	107,180
Insurance:				
Benefit costs (i)	1,932	33,428	—	35,360
	115,739	33,428	(6,627) (j)	142,540
Selling, general and administrative expenses	14,232	9,193	1,153 (l)	24,578
Total operating costs and expenses	129,971	42,621	(5,474)	167,118
Operating income	6,409	3,061	(1,326)	8,144
Interest expense, net	744	349	1,357 (m)	2,450
Loss on early extinguishment of debt	—	246	—	246
Other expense (income)	206	—	(129) (n)	77
Income from continuing operations before income tax provision	5,459	2,466	(2,554)	5,371
Income tax provision	2,115	815	(996) (o)	1,934
Income from continuing operations	3,344	1,651	(1,558)	3,437
(Income) loss from continuing operations attributable to noncontrolling interest	(1)	9	—	8
Income from continuing operations attributable to CVS Health	$ 3,343	$ 1,660	$(1,558)	$ 3,445
Earnings per share from continuing operations attributable to CVS Health:				
Basic	$ 3.26	$ 4.95		$ 2.65 (q)
Diluted	$ 3.25	$ 4.92		$ 2.63 (q)
Weighted average shares:				
Basic	1,022	335	(61)	1,296 (p)
Diluted	1,026	338	(56)	1,308 (p)

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments shown above are explained in *Note 6. Income Statement Pro Forma Adjustments*, beginning on page 53 of this joint proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined
Balance Sheet
As of September 30, 2017

	CVS Health	Aetna	Pro Forma Adjustments (Note 7)		Pro Forma Combined
			(Millions)		
Assets:					
Cash and cash equivalents	$ 2,485	$ 5,928	$ (~~3,208~~ 3,197)	(r)	$ ~~5,205~~ 5,216
Investments	75	2,869	—		2,944
Accounts receivable, net	12,440	4,965	(778)	(s)	16,627
Inventories	14,147	—	—		14,147
Other current assets	776	2,672	—		3,448
Total current assets	29,923	16,434	(~~3,986~~ 3,975)		~~42,371~~ 42,382
Long-term investments	—	21,507	—		21,507
Property and equipment, net	9,914	581	—		10,495
Goodwill	38,169	10,683	~~39,753~~ 38,861	(t)	~~88,605~~ 87,713
Intangible assets, net	13,303	1,273	26,572	(u)	41,148
Separate Account assets	—	4,335	—		4,335
Other assets	1,544	2,570	(1,216)	(v)	2,898
Total assets	$ 92,853	$57,383	$ ~~61,123~~ 60,242		$~~211,359~~ 210,478
Liabilities and equity:					
Pharmacy claims and discounts payable	$ 9,807	$ —	$ —		$ 9,807
Health care costs payable and other insurance liabilities	—	7,562	(778)	(s)	6,784
Accrued expenses and other current liabilities	16,303	10,087	413	(w)	26,803
Short-term debt and current portion of long-term debt	2,403	1,998	—		4,401
Total current liabilities	28,513	19,647	(365)		47,795
Long-term debt	23,386	8,161	45,653	(x)	77,200
Deferred income taxes	4,442	72	9,353	(y)	13,867
Separate Account liabilities	—	4,335	—		4,335
Other long-term insurance liabilities	—	7,475	—		7,475
Other long-term liabilities	1,644	1,875	—		3,519
Total liabilities	57,985	41,565	54,641		154,191
Shareholders' equity:					
Common stock and capital surplus (1)	32,026	4,707	(4,707)	(z)	32,026
Treasury stock and shares held in trust	(37,795)	—	~~22,478~~ 21,597	(aa)	(~~15,317~~ 16,198)
Retained earnings	40,779	12,037	(12,450)	(bb)	40,366
Accumulated other comprehensive income (loss)	(147)	(1,161)	1,161	(cc)	(147)
Total shareholders' equity	34,863	15,583	~~6,482~~ 5,601		~~56,928~~ 56,047
Noncontrolling interest	5	235	—		240
Total equity	34,868	15,818	~~6,482~~ 5,601		~~57,168~~ 56,287
Total liabilities and equity	$ 92,853	$57,383	$ ~~61,123~~ 60,242		$~~211,359~~ 210,478

(1) On an historical basis, share information of CVS Health is as follows: 3.2 billion common shares authorized; 1.7 billion common shares issued and 1.0 billion shares outstanding. On a pro forma combined basis, share information is as follows: 3.2 billion common shares authorized; 2.0 billion common shares issued and 1.287 billion common shares outstanding.

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments shown above are explained in *Note* 7. *Balance Sheet Pro Forma Adjustments*, beginning on page 57 of this joint proxy statement/prospectus.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.   Description of Transaction

On December 3, 2017, CVS Health, Merger Sub and Aetna entered into the merger agreement, pursuant to which, subject to the terms and conditions set forth in the merger agreement, Aetna will become a wholly owned subsidiary of CVS Health. Upon completion of the merger, each Aetna common share issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive $145.00 in cash, without interest, and 0.8378 of a share of CVS Health common stock.

As of completion of the merger, each vested Aetna stock appreciation right (including those Aetna stock appreciation rights that vest by their terms as of completion of the merger) will be cancelled and converted into the right to receive a cash amount (without interest) equal to the product of (a) the excess, if any, of (i) the sum of $145.00 plus the value equal to the product of the CVS Health closing price multiplied by the exchange ratio over (ii) the applicable per share exercise price of such Aetna stock appreciation right multiplied by (b) the total number of Aetna common shares subject to such Aetna stock appreciation right. Each outstanding vested Aetna stock appreciation right (including those Aetna stock appreciation rights that vest by their terms as of completion of the merger) with a per share exercise price greater than or equal to the equity award cash consideration will be cancelled for no consideration.

As of completion of the merger, each Aetna stock appreciation right that is not vested as of completion of the merger or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement), will be assumed by CVS Health and will become a stock appreciation right representing the right to receive a payment in shares of CVS Health common stock on the same terms and conditions, except that (i) the number of shares of CVS Health common stock subject to the assumed stock appreciation right will equal the product of (A) the number of Aetna common shares that were subject to such Aetna stock appreciation right immediately prior to completion of the merger multiplied by (B) the equity award exchange ratio (with such product rounded down to the nearest whole share of CVS Health common stock) and (ii) the per share exercise price will equal the exercise price per share of the Aetna stock appreciation right immediately prior to completion of the merger divided by the equity award exchange ratio (rounded up to the nearest whole cent).

Immediately prior to completion of the merger, each outstanding Aetna RSU and Aetna PSU that provides for accelerated vesting upon completion of the transactions contemplated by the merger agreement will vest and will be converted into the right to receive, with respect to each Aetna common share underlying the Aetna RSU or Aetna PSU, the merger consideration.

As of completion of the merger, each Aetna RSU or Aetna PSU that is not converted into a right to receive the merger consideration, or that is granted after the date of the merger agreement (to the extent permitted under the merger agreement), will be assumed by CVS Health and will be converted into a time-vesting CVS Health RSU award corresponding to the merger consideration.

Completion of the merger is subject to the approval of and adoption of the merger agreement by Aetna shareholders, the approval of the stock issuance by CVS Health stockholders, termination or expiration of the waiting period under the HSR Act, the required governmental authorizations having been obtained and being in full force and effect and certain other conditions to completion of the merger. As of the date of this joint proxy statement/prospectus, and subject to the satisfaction or, to the extent permitted by law, waiver of the conditions described in the preceding sentence, CVS Health and Aetna expect the merger to be completed in the second half of 2018.

2.   Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting and are based on the historical consolidated financial statements of CVS Health and Aetna.

The acquisition method of accounting is based on ASC 805, *Business Combinations*, and uses the fair value concepts defined in ASC 820, *Fair Value Measurement*.

ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 requires that the consideration transferred be measured at the date the merger is completed at the then-current market price. This requirement will likely result in a per share equity component that is different from the amount assumed in these unaudited pro forma condensed combined financial statements, since the market price of the shares of CVS Health common stock at the date the merger is completed is likely to be different than the $~~82.01~~78.79 market price that was used in the preparation of the unaudited pro forma condensed combined financial statements. The market price of $~~82.01~~ 78.79 was based upon the closing price of shares of CVS Health common stock on the NYSE on ~~January~~ February ~~26~~1, 2018.

ASC 820 defines the term "fair value," sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, CVS Health may be required to record the fair value of assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect CVS Health's intended use of those assets. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed will be recorded, as of completion of the merger, primarily at their respective fair values and added to those of CVS Health. Financial statements and reported results of operations of CVS Health issued after completion of the merger will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of Aetna.

Under ASC 805, acquisition-related transaction costs (e.g., advisory, legal and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the periods in which such costs are incurred. Acquisition-related transaction costs expected to be incurred by CVS Health include estimated fees related to a bridge financing commitment and agreement. Total acquisition-related transaction costs expected to be incurred by CVS Health and Aetna are estimated to be approximately $400 million and $165 million, respectively. During the nine months ended September 30, 2017, neither CVS Health nor Aetna incurred any material acquisition-related transaction costs.

The unaudited pro forma condensed combined balance sheet as of September 30, 2017 is required to include adjustments which give effect to events that are directly attributable to the merger regardless of whether they are expected to have a continuing impact on the combined results or are non-recurring. Therefore, acquisition-related transaction costs expected to be incurred by CVS Health and Aetna subsequent to September 30, 2017 of approximately $400 million and $165 million, respectively, are reflected as a pro forma adjustment to the unaudited pro forma condensed combined balance sheet as of September 30, 2017, with the after-tax impact presented as an increase to accrued expenses and other current liabilities and a decrease to retained earnings.

The unaudited pro forma condensed combined financial statements do not reflect any potential divestitures that may occur prior to, or subsequent to, completion of the merger, or the projected realization of cost savings following completion of the merger. These cost savings opportunities are from administrative cost savings as well as reduced health care costs due to medical management. Although CVS Health projects that cost savings will result from the merger, there can be no assurance that these cost savings will be achieved. The unaudited pro forma condensed combined financial statements do not reflect any projected pre-tax restructuring and integration-related costs associated with the projected annual cost savings. The annual cost savings are projected to be approximately $750 million in the second full year following completion of the merger. The restructuring and integration-related costs will be expensed in the appropriate accounting periods after completion of the merger.

The unaudited pro forma condensed combined financial statements do not reflect (a) any changes in applicable law (including applicable tax law) after September 30, 2017 or (b) Aetna's sale of its domestic group life insurance, group disability insurance and absence management businesses on November 1, 2017.

3. Accounting Policies

At completion of the merger, CVS Health will review Aetna's accounting policies. As a result of that review, CVS Health may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements. With the exception of one accounting policy related to recently issued accounting guidance that CVS Health early adopted in the first quarter of 2017 (see Note 6(l)), CVS Health is not aware of any differences that would have a material impact on the combined financial statements, and therefore, the unaudited pro forma condensed combined financial statements assume there are no other differences in accounting policies other than the one described in Note 6(l).

4. Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the acquisition of Aetna:

	(Millions, except per common share data)
Cash consideration:	
Shareholders:	
Aetna common shares outstanding	~~326.8~~ 326.9
Multiplied by merger agreement cash consideration per share paid to Aetna shareholders	$145.00
Preliminary estimate of cash consideration paid to Aetna shareholders	$~~47,391~~ 47,394
Stock appreciation right holders:	
Aetna vested in-the-money stock appreciation rights	4.0
Multiplied by merger consideration value of $~~213.71~~211.01 less exercise price	$~~136.00~~ 133.33
Preliminary estimate of cash consideration paid to holders of vested Aetna stock appreciation rights	$ ~~541~~ 527
RSU and PSU holders:	
Vested Aetna RSUs and Aetna PSUs	0.3
Multiplied by merger agreement cash consideration per share paid to Aetna shareholders	$145.00
Preliminary estimate of cash consideration paid to Aetna RSU and Aetna PSU holders	$ 46
Preliminary fair value estimate of total cash consideration	$~~47,978~~ 47,967
Share consideration:	
Shareholders:	
Aetna common shares outstanding	~~326.8~~ 326.9

	(Millions, except per common share data)
Multiplied by merger agreement per share exchange ratio	0.8378
Multiplied by per share price of CVS Health common stock on ~~January~~February ~~26~~1, 2018	$ ~~82.01~~ 78.79
Preliminary estimate of fair value of common stock issued to Aetna shareholders	$~~22,456~~ 21,576
RSU and PSU holders:	
Vested Aetna RSUs and Aetna PSUs	0.3
Multiplied by merger agreement per share exchange ratio	0.8378
Multiplied by per share price of CVS Health common stock on ~~January~~February ~~26~~1, 2018	$ ~~82.01~~ 78.79
Preliminary estimate of fair value of common stock issued to Aetna RSU and Aetna PSU holders	$ ~~22~~21
Preliminary fair value estimate of total share consideration	$~~22,478~~ 21,597
Total consideration:	
Cash consideration	$~~47,978~~ 47,967
Common share consideration	~~22,478~~ 21,597
Other consideration transferred (a)	—
Estimate of total consideration expected to be transferred (b)	$~~70,456~~ 69,564

_____

Certain amounts may reflect rounding adjustments.

(a) As further described in *Note 1. Description of Transaction*, beginning on page 47 of this joint proxy statement/prospectus, certain outstanding equity awards granted to Aetna employees will not be settled upon completion of the merger, and instead will be converted into replacement awards issued by CVS Health, which are referred to in this joint proxy statement/prospectus as replacement equity awards. The above table excludes approximately 1.4 million aggregate Aetna RSUs and PSUs and approximately 3.3 million Aetna stock appreciation rights, each outstanding at ~~January~~February ~~26~~1, 2018, from the estimate of total consideration expected to be transferred. Other consideration transferred will include the portion of the fair value of the replacement awards that is attributed to pre-merger services. The fair value attributable to post-merger services will be recorded as compensation expense in CVS Health's post-merger financial statements. At this time, CVS Health is unable to reasonably estimate the respective amounts attributable to pre- and post-merger services.

(b) The estimated total consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent the actual consideration that will be transferred when the merger is completed. In accordance with ASC 805 the fair value of equity securities issued as part of the consideration transferred will be measured on the date the merger is completed at the then-current market price. This requirement will likely result in a different value of the common share component of the purchase consideration and a per Aetna share equity component different from the $~~68.71~~ 66.01 assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material. For example, if the per share price of CVS Health's common stock on the date the merger is completed increased or decreased by 10% from the price assumed in these unaudited pro forma condensed combined financial statements, the consideration transferred would increase or decrease by approximately $~~2.3~~2.2 billion, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

5. Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by CVS Health in the merger, reconciled to the estimate of total consideration expected to be transferred:

	At September 30, 2017
	(Millions)
Assets Acquired and Liabilities Assumed:	
Historical net book value of net assets acquired	$ 15,818
Less historical:	
Goodwill	(10,683)
Intangible assets	(1,273)
Debt issuance costs and net debt discounts/premiums	(45)
Capitalized software	(719)
Deferred acquisition costs	(497)
Deferred tax assets on outstanding equity awards	(45)
Deferred tax assets on debt premiums	(18)
Deferred tax liabilities on deferred acquisition costs	168
Deferred tax liabilities on historical capitalized software	258
Deferred tax liabilities on historical intangible assets and tax deductible goodwill	759
Adjusted book value of net assets acquired	3,723
Adjustments to:	
Goodwill (c)	~~50,436~~ 49,544
Identifiable intangible assets (d)	27,845
Deferred tax liabilities (e)	(10,475)
Fair value adjustment to debt (f)	(838)
Fair value of noncontrolling interest (g)	(235)
Other (h)	—
Total adjustments	~~66,733~~ 65,841
Consideration transferred	$ ~~70,456~~ 69,564

(c) Goodwill is calculated as the difference between the acquisition date fair value of the total consideration expected to be transferred and the aggregate values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized.

(d) As of completion of the merger, identifiable intangible assets are required to be measured at fair value, and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements and consistent with the ASC 820 requirements for fair value measurements, it is assumed that all assets will be used, and that all acquired assets will be used in a manner that represents the highest and best use of those acquired assets, but it is not assumed that any market participant synergies will be achieved.

The fair value of identifiable intangible assets is determined primarily using variations of the "income approach," which is based on the present value of the future after-tax cash flows attributable to each identifiable intangible asset. Other valuation methods, including the market approach and cost approach, were also considered in estimating the fair value. Under the HSR Act and other relevant laws and regulations, there are significant limitations on CVS Health's ability to obtain specific information about Aetna's intangible assets prior to completion of the merger.

As of the date of this joint proxy statement/prospectus, CVS Health does not have sufficient information as to the amount, timing and risk of the cash flows from all of Aetna's identifiable intangible assets to determine their fair value. Some of the more significant assumptions inherent in the development of intangible asset values, from the perspective of a market participant, include, but are not limited to: the amount and timing of projected future cash flows (including revenue and profitability); the discount rate selected to measure the risks inherent in the future cash flows; the assessment of the asset's life cycle; and the competitive trends impacting the asset. However, for purposes of these unaudited pro forma condensed combined financial statements and using publicly available information, such as historical revenues, Aetna's cost structure, industry information for comparable intangible assets and certain other high-level assumptions, the fair value of Aetna's identifiable intangible assets and their weighted average useful lives have been preliminarily estimated as follows:

	Estimated Fair Value (Millions)	Estimated Useful Life (Years)
Customer relationships	$19,400	10
Technology	900	5
Provider networks	845	15
Definite-lived trade names/trademarks	200	7
	21,345	
Indefinite-lived trade name/trademark	6,500	N/A
Total	$27,845	

These preliminary estimates of fair value and weighted average useful life will likely be different from the amounts included in the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once CVS Health has full access to information about Aetna's intangible assets, additional insight will be gained that could impact (i) the estimated total value assigned to identifiable intangible assets, (ii) the estimated allocation of value between finite-lived and indefinite-lived intangible assets and/or (iii) the estimated weighted average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to CVS Health only upon access to additional information and/or by changes in such factors that may occur prior to completion of the merger. These factors include, but are not limited to, changes in the regulatory, legislative, legal, technological and/or competitive environments. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of the identifiable Aetna intangible assets and/or to the estimated weighted average useful lives from what CVS Health has assumed in these unaudited pro forma condensed combined financial statements. The combined effect of any such changes could then also result in a significant increase or decrease to CVS Health's estimate of associated amortization expense.

(e) As of completion of the merger, CVS Health will establish net deferred tax liabilities and make other tax adjustments as part of the accounting for the merger, primarily related to estimated fair value adjustments for identifiable intangible assets and debt (see (d) and (f)). The pro forma adjustment to record the effect of deferred taxes was computed as follows:

	(Millions)
Estimated fair value of identifiable intangible assets to be acquired	$27,845
Estimated fair value adjustment of debt to be assumed	(838)

	(Millions)
Total estimated fair value adjustments of assets to be acquired and liabilities to be assumed	$27,007
Deferred taxes associated with the estimated fair value adjustments of assets to be acquired and liabilities to be assumed, at 39% (*)	$10,475

(*) The tax impacts of the acquisition were estimated based on applicable law as in effect on September 30, 2017. CVS Health assumed a 39% effective income tax rate when estimating the deferred tax impacts of the acquisition.

(f) As of completion of the merger, Aetna's debt is required to be measured at fair value. CVS Health has calculated the pro forma adjustment using publicly available information and believes the pro forma adjustment amount to be reasonable. This adjustment reflects the incremental fair value of Aetna's long-term debt over the par value of such debt.

(g) The net book value of Aetna's noncontrolling interest is assumed to approximate its fair value in the pro forma condensed combined balance sheet.

(h) As of completion of the merger, various other assets and liabilities are required to be measured at fair value, including, but not limited to: accounts receivable, property and equipment, insurance liabilities, and legal contingencies. As of the date of this joint proxy statement/prospectus, CVS Health does not have sufficient information to make a reasonable preliminary estimate of the fair value of these assets and liabilities. Accordingly, for purposes of these unaudited pro forma condensed combined financial statements, CVS Health has assumed that the historical Aetna book values represent the best estimate of fair value.

6. Income Statement Pro Forma Adjustments

(i) For the year ended December 31, 2016 and the nine months ended September 30, 2017, CVS Health's insurance premiums from its SilverScript Insurance Company Medicare Part D prescription drug plan of $2.1 billion and $2.2 billion, respectively, have been reclassified and presented separately from net revenues from pharmacy, consumer products and other. The related costs and benefits for the year ended December 31, 2016 and the nine months ended September 30, 2017 of $1.7 billion and $1.9 billion, respectively, have been reclassified and presented separately from cost of revenues from pharmacy, consumer products and other. These reclassifications made in these pro forma condensed combined financial statements were made to conform to Aetna's insurance-related presentation.

(j) To eliminate pharmacy and clinical services revenue CVS Health earned from Aetna of $7,828 million and $6,713 million for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively. The related costs eliminated and their financial statement line items are as follows:

	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	(Millions)	
Elimination of cost of revenues	$7,727	$6,627
Elimination of administrative fees from selling, general and administrative expenses	101	86
Total elimination	$7,828	$6,713

(k) For purposes of these unaudited pro forma condensed combined financial statements, this adjustment reflects CVS Health's estimated forgone interest income associated with adjusting the amortized cost of Aetna's debt securities investment portfolio to fair value as of completion of the merger. Forgone interest income due to the fair value adjustment to Aetna's debt securities investment portfolio under the acquisition method of accounting is projected to be approximately $131 million and $87 million for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively.

(l) During the first quarter of 2017, CVS Health early adopted on a retrospective basis ASU 2017-07, *Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost*. ASU 2017-07 requires entities to disaggregate the current service cost component from the other components of net benefit cost and present it with other current compensation costs for related employees in the income statement and present the other components of net benefit cost elsewhere in the income statement and outside of operating income. For the year ended December 31, 2016, CVS Health reclassified $28 million from selling, general and administrative expenses to other expense.

Below is Aetna's reclassification from selling, general and administrative expenses to other expense (income) to conform with CVS Health's current accounting policy:

	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	(Millions)	
Net periodic benefit income for pension plans	$(68)	$(84)
Net periodic benefit expense for other postretirement employee benefit plans	7	3
Reclassification of net periodic benefit income from selling, general and administrative expenses to other expense (income)	$(61)	$(81)

Selling, general and administrative expenses is adjusted, as follows:

	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	(Millions)	
Reclassification of net periodic benefit income to other expense (income), as discussed above	$ 61	$ 81
Eliminate Aetna's historical administrative fees paid to CVS Health (see (j))	(101)	(86)
Eliminate Aetna's historical intangible asset amortization expense	(247)	(176)
Eliminate Aetna's historical deferred acquisition cost amortization expense	(90)	(83)
Eliminate Aetna's historical capitalized software amortization expense	(310)	(237)
Estimated transaction-related intangible asset amortization (*)	2,205	1,654
Estimated adjustment to selling, general and administrative expenses	$1,518	$1,153

(*) Assumes an estimated $21.3 billion of finite-lived intangibles and a weighted average amortization period of approximately 10 years (Refer to *Note 5. Estimate of Assets to be Acquired and Liabilities to be Assumed*, beginning on page 51 of this joint proxy statement/prospectus).

(m) CVS estimates interest expense, net to increase due to the following:

	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	(Millions)	
Additional interest expense associated with the issuance of $40.0 billion of long-term fixed-rate and/or floating rate debt that CVS Health expects to issue to partially fund the merger with various maturity tranches ranging from 2 to 30 years and an assumed weighted average annual interest rate of 4.11% (**) ...	$1,643	$1,232
Additional interest expense associated with the issuance of $5.0 billion of fixed-rate term loans to partially fund the merger with an assumed maturity of 3 to 5 years and an assumed weighted average annual interest rate of 3.46% (***)	173	130
CVS Health estimated foregone interest income associated with cash used to partially fund a portion of the merger consideration. The estimated forgone interest income for the combined entity is based on a weighted average annual interest rate of 0.89% and 1.47% for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively	28	35
Eliminate historical amortization of net debt premiums/debt issuance costs	12	2
Amortization of estimated debt issuance costs of $230 million associated with the long-term debt and term loans to be issued to partially fund the merger	21	15
Amortization of the estimated fair value adjustment to Aetna's debt assumed by CVS Health over the remaining life of Aetna's outstanding debt	(76)	(57)
Estimated adjustment to interest expense	$1,801	$1,357

(**) If interest rates were to increase or decrease by 0.125% from the rates assumed in estimating this pro forma adjustment to interest expense, pro forma interest expense would increase or decrease by approximately $50 million in the year ended December 31, 2016 and $38 million in the nine months ended September 30, 2017.

(***) If interest rates were to increase or decrease by 0.125% from the rates assumed in estimating this pro forma adjustment to interest expense, pro forma interest expense would increase or decrease by approximately $6 million in the year ended December 31, 2016 and $5 million in the nine months ended September 30, 2017.

(n) To adjust other expense (income) for the following:

	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	(Millions)	
Reclassification of net periodic benefit income from selling, general and administrative expenses to other expense as discussed in (l)	$ (61)	$ (81)

	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	(Millions)	
Adjustment to net periodic benefit income to eliminate the amortization of prior service credit and deferred actuarial losses	(60)	(48)
Total	$(121)	$(129)

(o) The pro forma tax adjustments are estimated at the applicable statutory income tax rates as in effect on September 30, 2017, generally 39%.

(p) The combined basic and diluted earnings per share from continuing operations for the periods presented are based on the combined weighted average basic and diluted common shares of CVS Health and Aetna. The historical weighted average basic and diluted shares of Aetna were assumed to be replaced by the shares expected to be issued by CVS Health to effect the merger.

The following table summarizes the computation of the unaudited pro forma combined weighted average basic and diluted shares outstanding:

	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	(Millions)	
CVS Health weighted average shares used to compute basic earnings per share	1,073	1,022
Aetna shares outstanding at ~~January~~February ~~26~~1, 2018, converted at the exchange ratio of (~~326.8~~326.9*0.8378)	274	274
Combined weighted average basic shares outstanding	1,347	1,296
Number of Aetna RSUs and Aetna PSUs at ~~January~~February ~~26~~1, 2018, expected to vest at closing converted at the exchange ratio (0.3*0.8378)	0.3	0.3
Pro forma weighted average basic shares outstanding	1,347	1,296
Dilutive effect of CVS Health's outstanding stock-based awards . .	6	4
Dilutive effect of Aetna's outstanding stock-based awards, converted at the exchange ratio (CVS Health awards to be issued to replace Aetna awards)	8	8
Pro forma weighted average shares used to compute diluted earnings per share	1,361	1,308

Note: Certain amounts may reflect rounding adjustments.

(q) The following is a reconciliation of pro forma basic and diluted earnings per share for the respective periods:

	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	(Millions)	
Numerator for earnings per share calculation:		
Pro forma income from continuing operations attributable to CVS Health	$5,497	$3,445

	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
	(Millions)	
Income allocated to participating securities	(24)	(11)
Total	$5,473	$3,434
Denominator for earnings per share calculation:		
Pro forma weighted average shares, basic	1,347	1,296
Pro forma weighted average shares, diluted	1,361	1,308
Pro forma earnings per share:		
Basic	$ 4.06	$ 2.65
Diluted	$ 4.02	$ 2.63

7. Balance Sheet Pro Forma Adjustments

(r) To reflect the use of available cash to partially fund the merger. This estimate is derived as follows:

	(Millions)
To record issuance of CVS Health long-term debt and term loans to effect the merger	$ 45,000
Estimated debt issuance costs incurred	(230)
To record the cash portion of the merger consideration	(~~47,978~~ 47,967)
Total	$ (~~3,208~~ 3,197)

(s) To eliminate trade receivables and payables between CVS Health and Aetna.

(t) To adjust goodwill to an estimate of acquisition date goodwill, as follows:

	(Millions)
Eliminate Aetna's historical goodwill	$(10,683)
Estimated transaction goodwill	~~50,436~~ 49,544
Total	$ ~~39,753~~ 38,861

(u) To adjust intangible assets to their estimated fair value, as follows:

	(Millions)
Eliminate Aetna's historical intangible assets	$ (1,273)
Estimated fair value of intangible assets acquired	27,845
Total	$26,572

(v) To adjust other assets to their estimated fair value, as follows:

	(Millions)
Eliminate Aetna's historical capitalized software	$ (719)
Eliminate Aetna's historical deferred acquisition costs	(497)

	(Millions)
Total	$(1,216)

(w) To adjust accrued expenses and other current liabilities:

	(Millions)
To accrue estimated acquisition-related transaction costs	$ 565
To reduce current tax liabilities related to estimated tax-deductible acquisition-related transactions costs	(152)
Total	$ 413

(x) To record issuance of CVS Health long-term debt and related debt issuance costs, eliminate the Aetna historical debt issuance costs that have no future economic benefit, and adjust Aetna's debt to an estimate of fair value, as follows:

	(Millions)
Establish incremental CVS Health long-term debt to effect the merger	$40,000
Establish incremental CVS Health term loans to effect the merger	5,000
Estimated debt issuance costs	(230)
Elimination of unamortized debt issuance costs and net debt discounts/premiums	45
Estimated fair value increase over par value of assumed Aetna debt	838
Total	$45,653

(y) Adjustment of deferred income tax liabilities (assets) as follows:

	(Millions)
Eliminate Aetna's historical deferred tax liability on intangible assets and tax deductible goodwill	$ (759)
Eliminate Aetna's historical deferred tax liability on capitalized software	(258)
Eliminate Aetna's historical deferred tax asset on debt premiums	18
Eliminate Aetna's historical deferred tax asset on outstanding equity awards	45
Eliminate Aetna's historical deferred tax liability on deferred acquisition costs	(168)
Estimated transaction-related deferred tax liability on identifiable intangible assets	10,802
Estimated transaction-related deferred tax asset for fair value increase in assumed debt	(327)
Total	$ 9,353

(z) To eliminate Aetna's historical common shares and additional paid-in capital of $4.7 billion.

(aa) Issuance of shares of CVS Health common stock from treasury stock to record the stock portion of the merger consideration.

(bb) To eliminate Aetna's historical retained earnings and to record the estimated after-tax portion of the acquisition-related transaction costs projected to be incurred after September 30, 2017:

	(Millions)
Elimination of Aetna's historical retained earnings	$(12,037)
Estimated transaction costs incurred	(413)
Total	$(12,450)

(cc) To eliminate Aetna's historical accumulated other comprehensive income.

The unaudited pro forma condensed combined financial statements do not present a combined dividend per share amount. On each of February 2, 2017, May 1, 2017, August 3, 2017, November 3, 2017 and February 2, 2018, CVS Health paid a dividend of $0.50 per share of CVS Health common stock. On January 27, 2017, Aetna paid a dividend of $0.25 per Aetna common share. On each of April 28, 2017, July 28, 2017, October 27, 2017 and January 26, 2018, Aetna paid a dividend of $0.50 per Aetna common share. Under the terms of the merger agreement, during the period prior to completion of the merger, Aetna is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.50 per share per quarter. Under the terms of the merger agreement, during the period before completion of the merger, CVS Health is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.50 per share per quarter. The dividend policy of CVS Health following completion of the merger will be determined by CVS Health's board of directors.